FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2006 No. 6

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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     On November 7, 2006, the Registrant announced its financial results for the three and nine month periods ended September 30, 2006. Attached hereto are the following exhibits:

     Exhibit 99.1 Registrant's unaudited condensed interim consolidated financial statements as of September 30, 2006 and for the three month period then ended.

     Exhibit 99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Also certain agreements entered into by the Company during the third quarter of 2006 are attached hereto as the following exhibits:

     Exhibit 99.3 Securities Purchase Agreement, dated August 24, 2006, with Israel Corporation Ltd.

     Exhibit 99.4 Equity Convertible Capital Note, dated September 28, 2006, issued to Israel Corporation Ltd.

     Exhibit 99.5 Registration Rights Agreement, dated September 28, 2006, with Israel Corporation Ltd.

     Exhibit 99.6 Amending Agreement, dated August 24, 2006, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., to the Facility Agreement.

     Exhibit 99.7 Facility Agreement, as amended and restated by the parties through August 24, 2006.

     Exhibit 99.8 Conversion Agreement, dated September 28, 2006, with Bank Hapoalim B.M.

     Exhibit 99.9 Conversion Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M.

     Exhibit 99.10 Registration Rights Agreement, dated September 28, 2006, with Bank Hapoalim B.M.

     Exhibit 99.11 Registration Rights Agreement, dated September 28, 2006, with Bank Leumi Le-Israel B.M.

     Exhibit 99.12 Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Hapoalim B.M.

     Exhibit 99.13 Equity Convertible Capital Note, dated September 28, 2006, issued to Bank Leumi Le-Israel B.M.

     Exhibit 99.14 First Amendment to a Warrant Issued on December 11, 2003 to Tarshish Hahzakot Vehashkaot Hapoalim Ltd., dated September 28, 2006.

     Exhibit 99.15 First Amendment to a Warrant Issued on December 11, 2003 to Bank Leumi Le-Israel, dated September 28, 2006.

     Exhibit 99.16 First Amendment to a Warrant Issued on August 4, 2005 to Bank Hapoalim B.M., dated September 28, 2006.

     Exhibit 99.17 First Amendment to a Warrant Issued on August 4, 2005 to Bank Leumi Le- Israel B.M., dated September 28, 2006.

     This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, except that the information herein relating to EBITDA and related non-GAAP financial measure disclosures is expressly excluded from such incorporation.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 TOWER SEMICONDUCTOR LTD.


Date: November 7, 2006                           By: /s/ Nati Somekh Gilboa
                                                 --------------------------
                                                 Nati Somekh Gilboa
                                                 Corporate Secretary